UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August, 2018
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 3, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Completes Acquisition of Polyair Inter Pack
- Acquisition of protective packaging offering strengthens IPG's product bundle -

MONTREAL, QUEBEC and SARASOTA, FLORIDA, August 3, 2018 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or “the Company”) announced today's closing of the previously-announced transaction to acquire 100% of the outstanding equity value in Polyair Inter Pack Inc. (“Polyair”), a North American supplier of protective packaging with headquarters in Toronto, Ontario and Chicago, Illinois. The aggregate purchase price of the transaction is approximately $146 million, subject to certain purchase price adjustments. All amounts in this press release are denominated in US dollars.
“The addition of Polyair's protective packaging offering is a strategic acquisition that expands our offering into a new product line thereby strengthening our overall product bundle,” said Greg Yull, President and CEO of IPG. “Polyair's complementary product offering and established customer base provide us a two-faceted approach for cross-selling opportunities. In addition, as the e-commerce market continues to experience out-sized growth, we believe protective packaging demand will continue to be a key component of our future growth.”

IPG estimates Polyair will generate approximately $133 million of revenue, approximately $14 million in adjusted EBITDA in the twelve months ending December 31, 2018 and will be accretive to IPG earnings in 2019, excluding advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments. Deal and integration costs are expected to be approximately $2 million and $3 to $4 million, respectively, with the majority of integration costs expected to be recognized during 2019 and 2020. IPG estimates Polyair will generate approximately $20 to $22 million in adjusted EBITDA by 2021, which includes synergies and organic growth driven primarily by its e-commerce business channel.

The purchase price was financed with funds available under IPG’s revolving $600 million credit facility.

About Polyair Inter Pack Inc.
Prior to the acquisition, Polyair Inter Pack Inc. was a privately-held company, having dual headquarters in both Toronto, Ontario and Chicago, Illinois. Polyair is one of the more significant manufacturers of protective packaging, operating seven manufacturing facilities and employing approximately 600 employees across North America. Its products include bubble cushioning, foam, mailers and air pillow systems. For more information, visit www.polyair.com.

About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper- and film-based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 3,400 employees with operations in 27 locations, including 20 manufacturing facilities in North America, two in Asia and one in Europe. For more information about IPG, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding: the Polyair acquisition providing IPG with a two-faceted approach for cross-selling opportunities; the e-commerce market continuing to experience out-sized growth; protective packaging demand and the Company's future growth; the expected financial performance of the acquired operations in 2018 and beyond; the expected deal and integration costs; may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by IPG’s management. Words such as "may," "will," “should,” "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although IPG believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in IPG’s industry; IPG’s customers’ industries and the general economy; the post-closing performance of Polyair, including the expected revenue and expense synergies; the anticipated benefits from IPG’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from IPG’s acquisitions; the anticipated benefits from IPG’s capital expenditures; the quality and market reception of IPG’s products; IPG’s anticipated business strategies; risks and costs inherent in litigation; IPG’s ability to maintain and improve quality and customer service with current and new customers; anticipated trends in IPG’s business; anticipated cash flows from IPG’s operations; and IPG’s ability to continue to control costs. IPG can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in IPG’s annual report on Form 20-F for the year ended December 31, 2017 and the other statements and factors contained in IPG’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. IPG will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com